Date: June 21, 2019

Ronald Alper

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:

Pharmagreen Biotech Inc.

Amendment to Registration Statement on Form S-1

Filed June 11, 2019

File No. 333-230413

In response to your letter dated June 20, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Pharmagreen Biotech Inc. (the “Company”).  Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s June 20, 2019 letter in italicized text immediately before our response.

Amendment No.3 to Registration Statement on Form S-1

Use of Proceeds, page 28

1.

Please explain the statement that you will "include a more detailed description of the use of proceeds from any specific offering of securities in a Post Effective Amendment relating to that offering." We note similar disclosure on pages 33. We also note references to particular offerings within the plan of distribution section. We continue to note that the company is not eligible to conduct an offering on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C.

RESPONSE: We have deleted the following language in this section: “If required, we will include a more detailed description of the use of proceeds from any specific offering of securities in the Post Effective Amendment related to that offering.” In the plan of distribution we have deleted the following language: “Any discounts, commissions, concessions, or other items constituting compensation allowed or re-allowed or paid to underwriters, dealers, agents, or remarketing firms may be changed from time to time.”

In addition, we have modified our disclosure within the plan of distribution section to eliminate references to particular offerings.

Plan of Distribution

Underwriters and Agents, page 33

2.

We note your response to comment 1 and we reissue it in part. We continue to note the statement on page 33 that "[t]he underwriters may resell the offered securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale." Since you are not currently eligible to sell at market prices or on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C, please revise or advise.

RESPONSE: We have deleted the subject statement.

Security Ownership of Certain Beneficial Owners and Management, page 56

3.

We note that the information in the beneficial ownership table is as of March 20, 2019. Please update the information as of the most recent practicable date. See Item 403 of Regulation S-K.

RESPONSE:

Transactions with Related Persons, Promoters and Certain Control Persons, page 58

4.

Please revise the disclosure of the convertible notes to identify the related persons as required by Item 404(a)(1) of Regulation S-K.

RESPONSE: We have identified the related persons as required by Item 404(a)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

5.

We note your response to comment 3 and we reissue it in part. Please name the persons or identify the class of persons to whom the securities were sold for all the transactions disclosed here. See Item 701(b) of Regulation S-K.

RESPONSE: In accordance with Item 701(b) of Regulation S-K, we have named the persons to whom the securities were sold.

Sincerely,

/s/ Peter Wojcik

President